UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

and the co-applicants listed on the following pages

(Name of Applicants)

14624 N. Scottsdale Road, Suite 300

Scottsdale, Arizona 85254

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
Senior Secured Second Lien Notes due 2021	Up to $368,565,000 Aggregate
Principal Amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Joseph M. Crabb

c/o Nuverra Environmental Solutions, Inc.

14624 N. Scottsdale Road, Suite 300

Scottsdale, Arizona 85254

(Address, including Zip Code and Telephone Number, including area code, of Agent for Service)

With copies to:

Robert Evans III, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Company.

EXPLANATORY NOTE

This Amendment No. 1 to the Application for Qualification of Indenture (the “Application”) under the Trust Indenture Act of 1939, as amended, (the “Trust Indenture Act”) on Form T-3 of Nuverra Environmental Solutions, Inc. (the “Company”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 17, 2016, is being filed to provide further clarification under Item 2 (“Securities Act Exemption Applicable”), to reflect certain changes to the indenture, the resignation of Greg Heinlein as the Company’s Chief Financial Officer and an updated number of the Company’s outstanding shares of Common Stock, and to file additional exhibits. This Amendment is not intended to amend or delete any other part of the Application.

GENERAL

1.	General Information

(a) Nuverra Environmental Solutions, Inc. (the “Company” or “Nuverra”) is a corporation.

(b) The Company was organized under the laws of the State of Delaware.

(c) Except for Nuverra, each of the following entities shall be referred to herein collectively as the “Guarantors”. The Company and the Guarantors shall be referred to collectively as the “Applicants.”

Name of Applicant	Form of Organization	Site of Organization
Nuverra Environmental Solutions, Inc.	Corporation	Delaware
Appalachian Water Services, LLC	Limited Liability Company	Pennsylvania
Badlands Leasing, LLC	Limited Liability Company	North Dakota
Badlands Power Fuels, LLC	Limited Liability Company	Delaware
Badlands Power Fuels, LLC	Limited Liability Company	North Dakota
Heckmann Water Resources Corporation	Corporation	Texas
Heckmann Water Resources (CVR), Inc.	Corporation	Texas
Heckmann Woods Cross, LLC	Limited Liability Company	Utah
HEK Water Solutions, LLC	Limited Liability Company	Delaware
Ideal Oilfield Disposal, LLC	Limited Liability Company	North Dakota
Landtech Enterprises, L.L.C.	Limited Liability Company	North Dakota
NES Water Solutions, LLC	Limited Liability Company	Delaware
Nuverra Rocky Mountain Pipeline, LLC	Limited Liability Company	Delaware
Nuverra Total Solutions, LLC	Limited Liability Company	Delaware
1960 Well Services, LLC	Limited Liability Company	Ohio
China Water and Drinks, Inc.	Corporation	Delaware

2.	Securities Act Exemption Applicable

The Company intends to make an exchange offer (the “Exchange Offer”), upon the terms and subject to the conditions set forth in an offering memorandum and the accompanying consent and letter of transmittal dated March 16, 2016 (together, the “Offering Memorandum”), for its outstanding 9.875% Senior Notes due 2018 (the “Existing Notes”). The Company is offering, for each $1,000 principal amount of the Existing Notes tendered on or prior to April 12, 2016, but after March 29, 2016, either $1,000 in, at the option of the tendering holder, (i) principal amount of the new Senior Secured Second Lien Notes due 2021 (the “Notes”) to be issued by the Company or (ii) shares of common stock, par value $0.01 per share (the “Common Stock”) of the Company (the “Equity Conversion”), converted at the Conversion Price as described in the Offering Memorandum (the “Exchange Consideration”). The Company is offering, for each $1,000 principal amount of the Existing Notes tendered on or prior to March 29, 2016, the Exchange Consideration and (ii) a pro rata share (based on the aggregate principal amount of the Existing Notes tendered on or prior to the Early Exchange Date) of penny warrants (the “Warrants”) sufficient to purchase 10% of shares of the Common Stock, subject to dilution by the shares issued or to be issued in connection with a new management incentive plan the Company expects to implement (the “Total Consideration”). In conjunction with the Exchange Offer, the Company also solicits Consents. Any holder who tenders Existing Notes pursuant to the Exchange Offer must also deliver a Consent. Each Consent will constitute a consent to (i) the Waiver to the Existing Notes (and related guarantees) and the Original Indenture pursuant to which the Existing Notes were issued, as described in the Offering Memorandum, (ii) in the case of Holders who tender on or prior to the Early Exchange Date, enter into the proposed warrant agreement among the holders of Common Stock (the “Warrant Agreement”), on terms consistent in all material respects with those described in the Offering Memorandum, and (iii) for new holders of Common Stock, vote such holder’s full voting rights in favor of an increase in authorized shares of Common Stock sufficient to cover the Johnsrud Equity Conversion and the Rights Offering. Holders may not deliver such Consent without tendering Existing Notes. If the Exchange Offer is completed, the Notes will be governed by the indenture (the “Indenture”) to be qualified under the Application for Qualification on Form T-3.

As the Notes are proposed to be offered for exchange by the Company with the holders of its Existing Notes (the “Holders”), exclusively and solely for outstanding Existing Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration or consideration to any broker, dealer, salesman or other person for soliciting tenders of the Existing Notes. The Company will, however, pay the reasonable and customary legal, accounting, financial advisory and related fees and expenses, as well as fees for the engagement of Ipreo LLC as the Exchange and Information Agent for the Company. No Holder has made or will make any cash payment to the Company in connection with the Exchange Offer.

Trust Indenture Act of 1939

The Company hereby acknowledges that, under Section 306(c) of the Trust Indenture Act, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application on a timely basis could result in an enforcement or other action by the Commission.

The Company acknowledges that the Application was not filed until after the Exchange Offer was commenced. The Company represents that none of the Notes under the indenture to be qualified by the Application have been issued and covenants that none of such notes will be issued prior to the Application being declared effective.

AFFILIATIONS

3.	Affiliates

The following is a list of affiliates of the Company as of the date of this application.

Name	State of Domicile	Owner	Percentage
Appalachian Water Services, LLC	Pennsylvania	NES Water Solutions, LLC(49%); HEK Water Solutions, LLC (51%)	100%
Badlands Leasing, LLC	North Dakota	Badlands Power Fuels, LLC	100%
Badlands Power Fuels, LLC	Delaware	Nuverra Environmental Solutions, Inc.	100%
Badlands Power Fuels, LLC	North Dakota	Badlands Power Fuels, LLC	100%
Heckmann Woods Cross, LLC	Utah	Nuverra Environmental Solutions, Inc.	100%
Heckmann Water Resources Corporation	Texas	Nuverra Environmental Solutions, Inc.	100%
Heckmann Water Resources (CVR), Inc.	Texas	Nuverra Environmental Solutions, Inc.	100%
Ideal Oilfield Disposal, LLC	North Dakota	Badlands Power Fuels, LLC	100%
Landtech Enterprises, L.L.C.	North Dakota	Badlands Power Fuels, LLC	100%
Nuverra Rocky Mountain Pipeline, LLC	Delaware	Nuverra Environmental Solutions, Inc.	100%
Nuverra Total Solutions, LLC	Delaware	Nuverra Environmental Solutions, Inc.	100%
NES Water Solutions, LLC	Delaware	Nuverra Environmental Solutions, Inc.	100%
HEK Water Solutions, LLC	Delaware	Nuverra Environmental Solutions, Inc.	100%
1960 Well Services, LLC	Ohio	Heckmann Water Resources (CVR), Inc.	100%
China Water and Drinks, Inc.	Delaware	Nuverra Environmental Solutions, Inc.	100%

For purposes of this application only, certain directors and executive officers of the Company listed in Item 4 below may also be deemed affiliates of the Company by virtue of their respective positions with the Company.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following tables list the names of all directors and executive officers of each Applicant as of the date hereof. The mailing address of each director and executive officer is: c/o Nuverra Environmental Solutions, Inc., 14624 N. Scottsdale Road, Suite 300, Scottsdale, Arizona 85254.

(a)	Nuverra Environmental Solutions, Inc.

Name	Office
Mark D. Johnsrud	Chief Executive Officer and Chairman of the Board of Directors
Robert B. Simonds, Jr.	Vice Chairman of the Board of Directors
Joseph M. Crabb	Executive Vice President, Chief Legal Officer and Corporate Secretary
Lawrence W. Strohmaier	Vice President and Chief Information Officer
Daniel Pon	Vice President of Human Resources
Liz Merritt	Vice President of Investor Relations and Corporate Communications
Stacy Hilgendorf	Vice President and Chief Accounting Officer
Kevin Klann	Vice President and Treasurer
Alfred E. Osborne, Jr.	Director
Edward A. Barkett	Director
J. Danforth Quayle	Director
R.D. “Dan” Nelson	Director
Tod C. Holmes	Director
William M. Austin	Director

(b)	Appalachian Water Services, LLC

Name	Office
HEK Water Solutions, LLC	Managing Member

(c)	Badlands Leasing, LLC

Name	Office
Badlands Power Fuels, LLC (DE)	Managing Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(d)	Badlands Power Fuels, LLC (DE)

Name	Office
Nuverra Environmental Solutions, Inc.	Managing Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(e)	Badlands Power Fuels, LLC (ND)

Name	Office
Badlands Power Fuels, LLC (DE)	Managing Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(f)	Heckmann Water Resources Corporation

Name	Office
Mark D. Johnsrud	Director
Joseph M. Crabb	Director
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(g)	Heckmann Water Resources (CVR), Inc.

Name	Office
Mark D. Johnsrud	Director
Joseph M. Crabb	Director
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(h)	Heckmann Woods Cross, LLC

Name	Office
Nuverra Environmental Solutions, Inc.	Sole Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(i)	HEK Water Solutions, LLC

Name	Office
Mark D. Johnsrud	Chief Operating Officer and President
Joseph M. Crabb	Vice President and Secretary

(j)	Ideal Oilfield Disposal, LLC

Name	Office
Badlands Power Fuels, LLC (DE)	Managing Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(k)	Landtech Enterprises, L.L.C.

Name	Office
Badlands Power Fuels, LLC (DE)	Managing Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(l)	NES Water Solutions, LLC

Name	Office
Nuverra Environmental Solutions, Inc.	Sole Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(m)	Nuverra Rocky Mountain Pipeline, LLC

Name	Office
Nuverra Environmental Solutions, Inc.	Sole Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(n)	Nuverra Total Solutions, LLC

Name	Office
Nuverra Environmental Solutions, Inc.	Sole Member
Mark D. Johnsrud	President
Joseph M. Crabb	Vice President and Secretary

(o)	1960 Well Services, LLC

Name	Office
Mark D. Johnsrud	Chief Operating Officer and President
Joseph M. Crabb	Vice President and Secretary

(p)	China Water and Drinks, Inc.

Name	Office
Not Applicable	Not Applicable

5.	Principal Owners of Voting Securities

As of March 31, 2016, the following persons beneficially owned or owned of record more than 10% of an Applicant’s outstanding voting securities. The mailing address of all principal owners listed below is: c/o Nuverra Environmental Solutions, Inc., 14624 N. Scottsdale Road, Suite 300, Scottsdale, Arizona 85254.

(a)	Nuverra Environmental Solutions, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mark D. Johnsrud	Common Stock	10,191,039 shares	36%

(b)	Appalachian Water Services, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
HEK Water Solutions, LLC	Units	51 units	51%
NES Water Solutions, LLC	Units	49 units	49%

(c)	Badlands Leasing, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Badlands Power Fuels, LLC (DE)	Units	8 units	100%

(d)	Badlands Power Fuels, LLC (DE)

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Units	100 units	100%

(e)	Badlands Power Fuels, LLC (ND)

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Badlands Power Fuels, LLC (DE)	Units	1 unit	100%

(f)	Heckmann Water Resources Corporation

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Common Stock	1,000 shares	100%

(g)	Heckmann Water Resources (CVR), Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Common Stock	3,000 shares	100%

(h)	Heckmann Woods Cross, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Membership Interests	100%	100%

(i)	HEK Water Solutions, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Units	100 units	100%

(j)	Ideal Oilfield Disposal, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Badlands Power Fuels, LLC (DE)	Membership Interests	100%	100%

(k)	Landtech Enterprises, L.L.C.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Badlands Power Fuels, LLC (DE)	Membership Interests	100%	100%

(l)	NES Water Solutions, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Membership Interests	100%	100%

(m)	Nuverra Rocky Mountain Pipeline, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Membership Interests	100%	100%

(n)	Nuverra Total Solutions, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Membership Interests	100%	100%

(o)	1960 Well Services, LLC

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Heckmann Water Resources (CVR), Inc.	Units	100 units	100%

(p)	China Water and Drinks, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nuverra Environmental Solutions, Inc.	Membership Interests	100%	100%

UNDERWRITERS

6.	Underwriters

(a) Within three years to the date of filing the application, no person acted as an underwriter of securities of the Company which were outstanding on the date of filing this Application.

(b) There is no proposed principal underwriter for the Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7.	Capitalization

The authorized and outstanding capital stock and debt securities of each Applicant as of March 31, 2016 were as follows:

(a)	Nuverra Environmental Solutions, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	50,000,000	28,187,211

(b)	Appalachian Water Services, LLC

Title of Class	Amount Authorized	Amount Outstanding
Units	100 Units	100 Units

(c)	Badlands Leasing, LLC

Title of Class	Amount Authorized	Amount Outstanding
Units	8 Units	8 Units

(d)	Badlands Power Fuels, LLC (DE)

Title of Class	Amount Authorized	Amount Outstanding
Units	100 Units	100

(e)	Badlands Power Fuels, LLC (ND)

Title of Class	Amount Authorized	Amount Outstanding
Units	1 Unit	1 Unit

(f)	Heckmann Water Resources Corporation

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	1,000 shares	1,000 Shares

(g)	Heckmann Water Resources (CVR), Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	3,000 shares	3,000 shares

(h)	Heckmann Woods Cross, LLC

Title of Class	Amount Authorized	Amount Outstanding
Not applicable[1]	Not applicable	Not applicable

(i)	HEK Water Solutions, LLC

Title of Class	Amount Authorized	Amount Outstanding
Units	100 Units	100 Units

(j)	Ideal Oilfield Disposal, LLC

Title of Class	Amount Authorized	Amount Outstanding
Not applicable[2]	Not applicable	Not applicable

(k)	Landtech Enterprises, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Not applicable[3]	Not applicable	Not applicable

(l)	NES Water Solutions, LLC

Title of Class	Amount Authorized	Amount Outstanding
Not applicable[4]	Not applicable	Not applicable

(m)	Nuverra Rocky Mountain Pipeline, LLC

Title of Class	Amount Authorized	Amount Outstanding
Not applicable[5]	Not applicable	Not applicable

(n)	Nuverra Total Solutions, LLC

Title of Class	Amount Authorized	Amount Outstanding
Not applicable[6]	Not applicable	Not applicable

(o)	1960 Well Services, LLC

Title of Class	Amount Authorized	Amount Outstanding
Units	100 Units	100 Units

(p)	China Water and Drinks, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Not applicable[7]	Not Applicable	Not Applicable

[1]	Membership interests 100% owned by the Company.
[2]	Membership interests 100% owned by the Company.
[3]	Membership interests 100% owned by the Company.
[4]	Membership interests 100% owned by the Company.
[5]	Membership interests 100% owned by the Company.
[6]	Membership interests 100% owned by the Company.
[7]	Membership interests 100% shares by the Company.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and Wilmington Savings Fund Society, FSB as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default:

Each of the following is an “Event of Default”:

(1) default for 30 days (or, during the Non-Cash Pay Period, without the consent of a majority in aggregate principal amount of the outstanding Notes beneficially owned by all of the Designated Noteholders, 3 business days) in the payment when due of interest on the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or Prepayment Premium, if any, on the Notes;

(3) following the Non Cash Pay Period, failure by the Company or any of its Restricted Subsidiaries to comply with the provisions on (i) restrictions on asset sales, (ii) offer to repurchase upon Change of Control or (iii) merger, consolidation or sale of assets;

(4) following the Non Cash Pay Period, failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the Indenture or the Security Documents (other than a failure to comply with provisions on Incorporated Covenants, mandatory redemption and asset sales during the Non-Cash Pay Period);

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(A) is caused by a failure to pay principal of, premium on, if any, or interest if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(B) results in the acceleration of such Indebtedness prior to its express maturity, or,

(C) during the Non-Cash Pay Period, without the consent of a majority in aggregate principal amount of the outstanding Notes beneficially owned by all of the Designated Noteholders in the case of Indebtedness, other than Indebtedness under the Credit Facilities, results in (x) a right by the holders thereof, irrespective of whether exercised, to accelerate such Indebtedness prior to its express maturity or (y) if such Indebtedness constitutes Hedging Obligations, a default in or an involuntary early termination of such Hedging Obligations, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more (or, during the Non Cash Pay Period, without the consent of a majority in aggregate principal amount of the outstanding Notes beneficially owned by all of the Designated Noteholders, $7.5 million or more);

(6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating, to the extent not covered by insurance, in excess of $20.0 million (or, during the Non Cash Pay Period, without the consent of a majority in aggregate principal amount of the outstanding Notes beneficially owned by all of the Designated Noteholders, $10.0 million or more), which judgments are not paid, discharged or stayed, for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee.

(8) the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

(A) commences a voluntary case,

(B) consents to the entry of an order for relief against it in an involuntary case,

(C) consents to the appointment of a custodian of it or for all or substantially all of its property,

(D) makes a general assignment for the benefit of its creditors, or

(E) generally is not paying its debts as they become due; or

(9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary in an involuntary case;

(B) appoints a custodian of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; and

(10) the Company or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any security interest in any Collateral is invalid or unenforceable;

(11) the Security Documents fail or cease to create a valid and perfected and, except for liens securing Priority Lien Obligations, first priority Lien on the Collateral covered thereby; and

(12) during the Non-Cash Pay Period, unless otherwise consented to by the majority in aggregate principal amount of the outstanding Notes held by the Designated Noteholders, failure by the Company or any of its Restricted Subsidiaries to comply with any of the agreements in the Indenture or the Security Documents.

In the case of an Event of Default specified in clause (7) or (8) with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes (including any accrued and unpaid interest thereon, and any Prepayment Premium applied thereto) may declare all the Notes to be due and payable immediately.

Upon any such declaration, the Notes (including any accrued and unpaid interest thereon, and any Prepayment Premium applicable thereto) shall become due and payable immediately.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders of all the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences hereunder, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, Prepayment Premium on, if any, or interest on, the Notes.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, Prepayment Premium on, if any, or interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture.

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in personal liability.

(b) Authentication and Delivery of Notes; Use of Proceeds

The Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by at least one of the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of the Company and delivered to the Trustee.

The Trustee will authenticate and make available for delivery Notes for original issue, upon a written order or orders of the Company. Such order of the Company must specify the amount of Notes to be authenticated and the date on which the original issue of Notes is to be authenticated.

The Notes will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds from the issuance of the Notes because the Notes are being issued in exchange for the Existing Notes.

(c) Release of Liens on Collateral

The Collateral Agent’s Liens upon the Collateral will be released in any one or more of the circumstances set forth in the Intercreditor Agreement.

(d) Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or called for redemption within one year pursuant to arrangements satisfactory to the Trustee, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal of, Prepayment Premium on, if any, and interest on, the Notes to the date of maturity or redemption;

(2) in respect of clause 1(b), no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, commencing with the fiscal year ending December 31, 2016, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and the Security Documents and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and the Security Documents (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, Prepayment Premium on, if any, or interest on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Notes are outstanding, the Company will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors

There will be no person, other than the applicants, who is an obligor upon the Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 13, consecutively (including an attached Exhibit Index);

(b) The statement of eligibility and qualification on Form T-1 of Wilmington Savings Fund Society, FSB, as Trustee under the Indenture to be qualified (included as Exhibit 25.1); and

(c) The following Exhibits:

Exhibit No.	Description

Exhibit T3A1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Registration Statement on Form S-1/A filed on September 4, 2007), Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed on November 5, 2008), Second Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 14, 2011), Third Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Registration Statement on Form S-4 filed on May 23, 2013) and Fourth Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed on December 3, 2013), in effect as of the date hereof.

Exhibit T3B1	Amended and Restated Bylaws of the Company, in effect as of the date hereof (incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on October 26, 2007).

Exhibit T3A2*	Certificate of Organization of Appalachian Water Services, LLC

Exhibit T3B2	There is no limited liability company agreement or other correlative document currently in effect for Appalachian Water Services, LLC

Exhibit T3A3*	Certificate of Organization of Badlands Leasing, LLC

Exhibit T3B3*	Operating Agreement of Badlands Leasing, LLC and First Amendment of Operating Agreement of Badlands Leasing, LLC

Exhibit T3A4*	Certificate of Formation and Related Documents of Badlands Power Fuels, LLC (DE)

Exhibit T3B4*	Limited Liability Company Agreement of Rough Rider Acquisition, LLC

Exhibit T3A5*	Certificate of Organization of Badlands Power Fuels, LLC (ND) and Articles of Organization of Badlands Power Fuels, LLC (ND)

Exhibit T3B5*	Operating Agreement of Badlands Power Fuels, LLC (ND) and First Amendment of Operating Agreement of Badlands Power Fuels, LLC (ND)

Exhibit T3A6*	Certificate of Formation and Related Documents of Heckmann Water Resources (CVR), Inc.

Exhibit T3B6*	Amended and Restated Bylaws of Complete Vacuum and Rental, Inc. (d/b/a Heckmann Water Resources (CVR), Inc.)

Exhibit T3A7*	Certificate of Formation and Related Documents of Heckmann Water Resources Corporation

Exhibit T3B7*	Bylaws of Heckmann Water Resources Corporation

Exhibit T3A8*	Certificate of Registration of Heckmann Woods Cross, LLC

Exhibit T3B8*	Operating Agreement of Heckmann Woods Cross, LLC

Exhibit T3A9*	Certificate of Formation of HEK Water Solutions, LLC

Exhibit T3B9*	Limited Liability Company Agreement of HEK Water Solutions, LLC

Exhibit T3A10*	Articles of Organization of Ideal Oilfield Disposal, LLC

Exhibit T3B10*	Operating Agreement of Ideal Oilfield Disposal, LLC

Exhibit T3A11*	Articles of Organization of Landtech Enterprises, L.L.C.

Exhibit T3B11*	Operating Agreement of Landtech Enterprises, L.L.C.

Exhibit T3A12*	Certificate of Formation of NES Water Solutions, LLC

Exhibit T3B12*	Limited Liability Company Agreement of NES Water Solutions, LLC

Echibit T3A13*	Certificate of Formation of Nuverra Rocky Mountain Pipeline, LLC

Exhibit T3B13*	Limited Liability Company Agreement of Nuverra Rocky Mountain Pipeline, LLC

Exhibit T3A14*	Certificate of Formation of Nuverra Total Solutions, LLC

Exhibit T3B14*	Limited Liability Company Agreement of Nuverra Total Solutions, LLC

Exhibit T3A15*	Articles of Organization of 1960 Well Services, LLC

Exhibit T3A16*	Certificate of Merger Merging China Water and Drinks, Inc. with and into Heckmann Acquisition II Corp. Certificate of Amendment of the Certificate of Incorporation of Heckmann Acquisition II Corp.

Exhibit T3B16	Not applicable.

Exhibit T3B15*	Amended and Restated Operating Agreement of 1960 Well Services, LLC

Exhibit T3C**	Form of Indenture between the Company and the Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Offering Memorandum dated March 16, 2016.

Exhibit T3E-2*	Consent and Letter of Transmittal.

Exhibit T3E-3*	Letter to Broker-Dealers.

Exhibit T3E-4*	Letter to Clients.

Exhibit T3F**	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C)

Exhibit 25.1**	Statement of Eligibility and Qualification on Form T-1 of Wilmington Savings Fund Society, FSB

*	Previously filed.
**	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each Applicant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Scottsdale and State of Arizona, on the 12th day of April, 2016.

(Seal)		Nuverra Environmental Solutions, Inc.

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	CLO	Title:	CEO

(Seal)		Appalachian Water Services, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Badlands Leasing, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Badlands Power Fuels, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Badlands Power Fuels, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Heckmann Water Resources Corporation

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Heckmann Water Resources (CVR), Inc.

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Heckmann Woods Cross, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		HEK Water Solutions, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President and Chief Operating Officer

(Seal)		Ideal Oilfield Disposal, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Landtech Enterprises, L.L.C.

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		NES Water Solutions, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Nuverra Rocky Mountain Pipeline, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		Nuverra Total Solutions, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

(Seal)		1960 Well Services, LLC

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President and Chief Operating Officer

(Seal)		China Water and Drinks, Inc.

Attest:	/s/ Joe Crabb	By:	/s/ Mark Johnsrud
Name:	Joe Crabb	Name:	Mark Johnsrud
Title:	Vice President and Secretary	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Registration Statement on Form S-1/A filed on September 4, 2007), Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed on November 5, 2008), Second Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 14, 2011), Third Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Registration Statement on Form S-4 filed on May 23, 2013) and Fourth Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed on December 3, 2013), in effect as of the date hereof.

Exhibit T3B1	Amended and Restated Bylaws of the Company, in effect as of the date hereof (incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on October 26, 2007).

Exhibit T3A2*	Certificate of Organization of Appalachian Water Services, LLC

Exhibit T3B2	There is no limited liability company agreement or other correlative document currently in effect for Appalachian Water Services, LLC

Exhibit T3A3*	Certificate of Organization of Badlands Leasing, LLC

Exhibit T3B3*	Operating Agreement and First Amendment of Operating Agreement of Badlands Leasing, LLC

Exhibit T3A4*	Certificate of Formation and Related Documents of Badlands Power Fuels, LLC (DE)

Exhibit T3B4*	Limited Liability Company Agreement of Rough Rider Acquisition, LLC

Exhibit T3A5*	Certificate of Organization of Badlands Power Fuels, LLC (ND) Articles of Organization of Badlands Power Fuels, LLC (ND)

Exhibit T3B5*	Operating Agreement of Badlands Power Fuels, LLC (ND) First Amendment of Operating Agreement of Badlands Power Fuels, LLC (ND)

Exhibit T3A6*	Certificate of Formation and Related Documents of Heckmann Water Resources (CVR), Inc.

Exhibit T3B6*	Amended and Restated Bylaws of Complete Vacuum and Rental, Inc. (d/b/a Heckmann Water Resources (CVR), Inc.)

Exhibit T3A7*	Certificate of Formation and Related Documents of Heckmann Water Resources Corporation

Exhibit T3B7*	Bylaws of Heckmann Water Resources Corporation

Exhibit T3A8*	Certificate of Registration of Heckmann Woods Cross, LLC

Exhibit T3B8*	Operating Agreement of Heckmann Woods Cross, LLC

Exhibit T3A9*	Certificate of Formation of HEK Water Solutions, LLC

Exhibit T3B9*	Limited Liability Company Agreement of HEK Water Solutions, LLC

Exhibit T3A10*	Articles of Organization of Ideal Oilfield Disposal, LLC

Exhibit T3B10*	Operating Agreement of Ideal Oilfield Disposal, LLC

Exhibit T3A11*	Articles of Organization of Landtech Enterprises, L.L.C.

Exhibit T3B11*	Operating Agreement of Landtech Enterprises, L.L.C.

Exhibit T3A12*	Certificate of Formation of NES Water Solutions, LLC

Exhibit T3B12*	Limited Liability Company Agreement of NES Water Solutions, LLC

Echibit T3A13*	Certificate of Formation of Nuverra Rocky Mountain Pipeline, LLC

Exhibit T3B13*	Limited Liability Company Agreement of Nuverra Rocky Mountain Pipeline, LLC

Exhibit T3A14*	Certificate of Formation of Nuverra Total Solutions, LLC

Exhibit T3B14*	Limited Liability Company Agreement of Nuverra Total Solutions, LLC

Exhibit T3A15*	Articles of Organization of 1960 Well Services, LLC

Exhibit T3B15*	Amended and Restated Operating Agreement of 1960 Well Services, LLC

Exhibit T3A16*	Certificate of Merger Merging China Water and Drinks, Inc. with and into Heckmann Acquisition II Corp. Certificate of Amendment of the Certificate of Incorporation of Heckmann Acquisition II Corp.

Exhibit T3B16	Not applicable.

Exhibit T3C**	Form of Indenture between the Company and the Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Offering Memorandum dated March 16, 2016.

Exhibit T3E-2*	Consent and Letter of Transmittal.

Exhibit T3E-3*	Letter to Broker-Dealers.

Exhibit T3E-4*	Letter to Clients.

Exhibit T3F**	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C)

Exhibit 25.1**	Statement of Eligibility and Qualification on Form T-1 of Wilmington Savings Fund Society, FSB

*	Previously filed.
**	Filed herewith.